EXHIBIT 3.3

Resolution  of the Board of Directors  March 26, 1997   Amending  the  By-Laws
of  Vermont Pure Holdings, Ltd.


VOTED: Section 1 of Article III of the Corporation's by-laws is hereby formally amended by deleting the existing Section 1 in its entirety and by inserting in place thereof the following new Section 1:

             "Section 1. The number of directors which shall constitute the whole board shall be determined from time to time by resolution of the board of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in
             Section  2 of this  Article,  and  each director   elected   shall
             hold  office   until  his successor is elected and  qualified.
             Directors need not be stockholders."